UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

SEEC, Inc. (Name of Issuer)
Common Stock $.001 Par Value (Title of Class of Securities)
784110108 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 784110108

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 154,400

	8.	Shared Voting Power

	9.	Sole Dispositive Power 154,400

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.536%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 784110108

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 45,401

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 45,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,401

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) .745%

14.	Type of Reporting Person CO
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SCHEDULE 13D
CUSIP No. 784110108

1.	Names of Reporting Persons. Don C. Whitaker, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 216,200

	8.	Shared Voting Power

	9.	Sole Dispositive Power 216,200

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,200

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.551%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common stock of SEEC, Inc Park West One Suite 200 Pittsburgh, PA 15275

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: President Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

Personal, retirement fund, and corporate funds of the individuals involved. All transactions were open market transactions and the net approximate amount utilized was $341,215.75 for the total amount of 416,001 shares.

Item 4. Purpose of Transaction

        State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The above described net purchases of common shares of SEEC, Inc. (SEEC) were made for investment purposes. Per SEEC's press release dated October 29, 2002, their balance sheet dated September 30, 2002 "included cash and short-term investments of $12 million, or the equivalent of $1.97 per outstanding share of SEEC stock." The Whitakers feel that SEEC's cash position is excessive for a company of this size.

Given the discount from stated net cash, the marketplace continues to place a negative value on SEEC Software Solutions Business. The Whitakers believe shareholders would benefit most if the Software Solutions Business were under the umbrella of a larger entity.

At this time, the Whitakers encourage management to evaluate ALL its options in MAXIMIZING shareholder value which may or may not include company sponsored share repurchases, a self tender, distributions of excess cash, and/or the liquidation or sale of the entire company. Furthermore, the Whitakers intend to vigorously oppose any new UNPROVEN business ventures which could jeopardize its current outstanding financial condition.

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The Whitakers believe that SEEC has been lethargic in implementing its existing Buyback Program. Between the period of September 30, 2001 and September 30, 2002, pursuant to 10Q filings, a total of only 32,075 shares had been repurchased. If management truly believes its "...stock represents a good investment," we feel a much more aggressive posture should be taken on its Buyback Program.

Based on the Whitakers' combined total of 61 years experience in the investment community, they invite SEEC to open a dialogue to discuss what options may be available to SEEC in maximizing shareholder value.

While preparing this filing it was announced after market hours on January 8, 2003, that SEEC "has received an investment of approximately $1.3 million from leading venture capital firm Kleiner Perkins Caufield and Byers to help support the company's future growth and expansion. Vinod Khosla, a General Partner of Kleiner Perkins, has been named to the SEEC, Inc. Board of Directors. Kleiner Perkins received approximately 1.2 million shares of SEEC common stock for their investment." This calculates to approximately $1.08 per share.

Mr Khosla, the new member of the Board of Directors stated, "...I look forward to working with Ravi Koka, president and CEO, and the rest of the board and management team to continue to build value for shareholders."

The Whitakers are absolutely astounded that SEEC could sell shares at an approximate 47% discount from the last reported book value while management contends their goal is to "maximize shareholder value." Furthermore, the Whitakers are surprised at Mr. Khosla's desire to build value for shareholders while subsequently buying shares from the company at the 47% discount, thereby substantially diluting existing shareholder value with total disregard for their best interest. With all the corporate malfeasance recently under public scrutiny, this action could be viewed as yet another example of poor decision-making in the Whitakers' opinion. Furthermore, we believe that SEEC does not need this investment to continue with their existing business plan based on their balance sheet of approximately $11.87 million in working capital with quarterly sales under $870,000. The Whitakers question the Board of Directors' fiduciary responsibility to maximize shareholders' value by issuing Treasury Stock at an approximate 47% discount to stated book value.

Furthermore, in a subsequent announcement on Jan 8, 2003, "SEEC announced that it has acquired certain assets of Asera, Inc., including the Asera name, intellectual property and customers.... in return, SEEC has assumed certain liabilities of Asera, Inc." Further, it was announced that SEEC has entered into two other agreements with Kleiner Perkins regarding the possibility of issuance of warrants and the conversion of Asera debt to equity. This further disturbs the Whitakers because Kleiner Perkins is an Asera bridge lender. The fact that Kleiner Perkins is entering into a consulting agreement and advising SEEC to purchase a debtor of theirs further clouds the proprietary nature of this transaction in the Whitakers' opinion and appears unseemly. Having no financial information on Asera Inc. available as to sales, previous sales, projections, etc., adds further skepticism about the nature of this transaction.

In light of the recent announcements, the Whitakers, will have to re-evaluate their options which may include the purchase of additional securities of SEEC, Inc., or dispose of some or all of the securities they presently own depending upon price, market conditions, availability of funds and other considerations. Another option for the Whitakers to consider would be an alternative transaction which may or may not thwart SEEC, Inc.'s understanding with Kleiner Perkins and prevent shareholder dilution from occurring. If alternative action is not taken, then the Whitakers may be forced to take a more aggressive "shareholder activism" approach to this agreement.

        See Item 3. This party has no plans or proposals which relates to or would result in any action specified in clauses (a) through (h) of Item 4 of Schedule 13D, except for those noted above.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No, except as noted above.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Transaction".
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Transaction".
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
Other than mentioned in "Purpose of Transaction".
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

If a liquidation and/or sale of remaining businesses and assets were to happen then it is possible that the corporation would cease to exist.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H above

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 6.833% of Class A Common Stock of the Company.
Don C. Whitaker	154,400	2.536%
Don C. Whitaker, Inc.	45,401.745%
Don C. Whitaker, Jr.	216,200	3.551%

(b)

Don C. Whitaker has sole power to vote and dispose of his shares.

Don C. Whitaker and Don C. Whitaker, Jr. share responsibility to vote and dispose of Don C. Whitaker, Inc. shares.

Don C. Whitaker, Jr. has the sole responsibility to vote and dispose of his shares.

(c)

Since the original 13D filing on November 12, 2002: Don C. Whitaker, Inc. net purchased 29,001 shares for total consideration of $30,774.81 at an average price of $1.06; Don C. Whitaker net purchased 12,000 share for a total consideration of $13,164.04 at an average price of $1.097; Don C. Whitaker, Jr., net purchased 29,170 shares for total consideration of $31,329.90 at an average price of $1.07.

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2003
Don C. Whitaker
By: /s/ Don C. Whitaker Don C. Whitaker
Title: Individual

Don C. Whitaker, Inc.
By: /s/ Don C. Whitaker Don C. Whitaker
Title: President

Don C. Whitaker, Jr.
By: /s/ Don C. Whitaker, Jr. Don C. Whitaker, Jr.
Title: Individual

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